130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5
Tel: (416) 364-4938 Fax: (416) 364-5162
office@AvalonAM.com
www.AvalonAdvancedMaterials.com

NEWS RELEASE

April 7, 2017	No. 17-07

Avalon Appoints Ms. Patricia Mohr to its Board of Directors

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) is pleased to announce the appointment of Ms. Patricia Mohr to the Company’s Board of Directors.

Ms. Mohr is the former Vice President, Economics and Commodity Market Specialist at Scotiabank’s Executive Offices in Toronto, before retiring in 2016 after 31 years with the bank. At Scotiabank, Ms. Mohr worked closely with Corporate and Investment Banking, including the Mining team, with Wealth Management and Global Risk Management. Ms. Mohr prepared the metal and oil and gas price forecasts for all credit evaluations at Scotiabank. During this time, Ms. Mohr developed the Scotiabank Commodity Price Index: the first Index designed to measure price trends for Canadian commodities in export markets.

Avalon’s President and CEO, Don Bubar, noted, “Ms. Mohr brings extensive knowledge of national and international economic, financial and commodity market developments to the Company’s Board of Directors. Ms. Mohr also shares an interest in lithium and other specialty metals and materials and I believe she will be a great asset in advancing both Avalon’s Separation Rapids Lithium and East Kemptville Tin-Indium projects. We are delighted to have Ms. Mohr accept our invitation to join Avalon’s Board of Directors.”

Prior to joining Scotiabank, Ms. Mohr spent a number of years with Alberta Energy Co. Ltd. (now EnCana Corp.) in Calgary and with CP Ships and Canadian Pacific Bermuda in London as Corporate Economist. She holds an Honours B.A. Degree and an M.A. Degree in Economics from The University of British Columbia. Ms. Mohr began her career as a mineral economist with Energy, Mines and Resources (now Natural Resources Canada) in Ottawa.

Ms. Mohr is also currently a Director of Emissions Reduction Alberta (“ERA”): an organization channelling public funds into leading-edge R&D for greenhouse gas mitigation. Ms. Mohr is a Director of the Centre for Research & Innovation in the Bio-Economy, established by the Ontario Government to fund and commercialize forest-based biotechnology. She has also recently joined the Board of the Greater Vancouver Board of Trade, on the Policy Council.

Ms. Mohr commented, “I am pleased to accept Avalon’s invitation to serve on its Board of Directors. I share the Company’s vision for sustainable development that maximizes opportunities for business and community prosperity. I look forward to working with Avalon’s Board and management team in achieving the Company’s aspirations in the specialty metals and minerals business.”

About Avalon Advanced Materials Inc.
Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, the statement that Ms. Mohr will be a great asset in advancing both Avalon’s Separation Rapids Lithium and East Kemptville Tin-Indium projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.